NEWS RELEASE

YAMANA BUILDS ON ITS DEVELOPMENT PIPELINE WITH ACQUISITION OF EXTORRE

TORONTO, ONTARIO, June 18, 2012 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) (“Yamana” or the “Company”) today announced that it has entered into a definitive agreement (the “Agreement”) with Extorre Gold Mines Limited (TSX:XG; NYSE-MKT:XG; Frankfurt: E1R) (“Extorre”) whereby Yamana will acquire all of the issued and outstanding common shares of Extorre.  Extorre is a mining company with exploration and development stage precious metals projects, the most advanced of which is its Cerro Moro project, a high grade, gold silver deposit with approximately 1.36 million ounces of gold equivalent indicated mineral resources and 1.05 million ounces of gold equivalent inferred mineral resources, located in the province of Santa Cruz in Argentina.

Under the terms of the Agreement, each Extorre shareholder will receive $4.26 per share comprised of $3.50 in cash and 0.0467 of a Yamana common share for each Extorre common share held.  The offer represents a 54% premium to Extorre’s 20-day volume weighted average price (“VWAP”) and an 18% premium to the 60-day VWAP for the period ending June 15, 2012.  The transaction value, net of cash and on a basic shares outstanding basis, is approximately $395 million, representing approximately 3% of Yamana’s pro-forma market capitalization.

“For the past few years, Yamana has been focused on organic growth and we plan to continue with this strategic direction moving forward. We have recently indicated Yamana would consider tuck-in acquisitions in mining-friendly and familiar jurisdictions that fit our other criteria including opportunity for organic growth, accelerated path to development and production and high return.  Extorre represents one of these opportunities.  It is a relatively small transaction in that it represents only 3% of Yamana’s market capitalization yet it could ultimately deliver more than 10% of our total gold equivalent production,” commented Peter Marrone, Chairman and Chief Executive Officer.  “It is rare to find such a small transaction that could contribute meaningfully to increases in net asset value, production and cash flow.  While this represents only 3% of market capitalization, it could contribute to a multiple of that in cash flow growth. In our view, it is one of the best undeveloped, high-grade opportunities in the Americas.  Further, Yamana has the operational, jurisdictional, and financial strength to advance the project on a timely basis which will be beneficial for all stakeholders involved. In addition, this represents significant value to Extorre shareholders in terms of both cash and continuing participation in Yamana shares.”

Completion of the transaction is subject to approval by Extorre shareholders and other customary conditions, including court approvals and the receipt of all necessary regulatory approvals. The transaction is expected to close in August 2012.

Yamana’s financial advisors in relation to the transaction are Barclays Capital and CIBC World Markets Inc.  Its Canadian legal advisor is Cassels Brock and Blackwell LLP and its US legal

Page | 1

NEWS RELEASE

advisor is Paul, Weiss, Rifkind, Wharton & Garrison LLP.  For more details about the transaction please refer to the investor presentation on Yamana’s website at www.yamana.com.

(All amounts are expressed in Canadian dollars, unless otherwise indicated)

Cerro Moro
Extorre’s principal asset is the 95% owned Cerro Moro project, an advanced stage, high grade vein system located in the Santa Cruz province of Argentina.  The project covers 177 square kilometres and is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado, and 130 kilometres east of the Cerro Vanguardia gold silver mine. In April 2012, Extorre released a preliminary economic assessment (“PEA-3”) for Cerro Moro that outlined a possible 1,150 tonnes per day (“tpd”) or 1,300 tpd combined open pit and underground mining operation that could potentially produce gold equivalent production of 248,000 ounces per year at cash costs of $303/ gold equivalent ounce (first five years).

Current resources are summarized as follows:

	Tonnage		Grade (g/t)		Contained Material
	Mt	Au	Ag	GEO	koz, Au	Moz, Ag	kGEO

Indicated	2.43	7.4	498.8	17.4	578	38.9	1,356

Inferred	4.75	3.5	172	6.9	528	26.2	1,053

*Gold equivalent ounces (“GEO”) are calculated on the basis of a 50:1 ratio between gold and silver.

For additional details on the Cerro Moro project, please see the technical report entitled “Preliminary Economic Assessment for The Cerro Moro Gold-Silver Project, Santa Cruz Province, Argentina,” dated March 30, 2012 and co-authored by Carlos Guzmán, Mining Eng., Registered Member of the Chilean Mining Commission, Bill Gosling, BSc Eng., MBA, FAusIMM, David (Ted) Coupland, BSc, DipGeoSc CFSG ASIA, MAusIMM (CP), Anthony Sanford, BSc, MBA, SACNASP Pr.Sci.Nat., Krishna Sinha, P. Eng., Utah and Michael Gabora, P. Geo, Ontario. A copy of the technical report can be obtained from SEDAR at www.sedar.com.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Page | 2

NEWS RELEASE

FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-945-7362
1-888-809-0925
Email:  lisa.doddridge@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements include, but are not limited to, statements relating to completion of the acquisition of Extorre, and future silver and gold production. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parametres as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2011 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Page | 3

NEWS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Page | 4